                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

           Vista Eyecare, Inc. f/k/a National Vision Associates, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638459107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Kimberley E. Thompson, c/o ITC Holding Company, Inc.
          1239 O.G. Skinner Drive, West Point, GA 31833 (703) 619-9678
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 638459107                                   Page   2   of   4   Pages
          ---------                                        -----    -----


         This statement amends the Schedule 13D filed with the Securities and Exchange Commission on August 19, 1998 and amended by Amendment No. 1 filed on November 2, 1998 and Amendment No. 2 filed on March 25, 1999 by Campbell B. Lanier, III ("Mr. Lanier"), Jane Lanier ("Mrs. Lanier"), Campbell B. Lanier, IV ("Mr. Lanier IV"), ITC Service Company ("ITC Service"), Campbell B. Lanier, III Grantor Retained Annuity Trust (the "Lanier Trust"), William H. Scott, III ("Mr. Scott"), Martha J. Scott ("Mrs. Scott"), the William H. Scott, III Irrevocable Trust f/b/o Mary Martha Scott (the "Scott Trust"), Bryan W. Adams ("Mr. Adams"),
J. Douglas Cox ("Mr. Cox") and Sandy Cox ("Mrs. Cox" and, together with Mr. and Mrs. Lanier, Mr. Lanier IV, ITC Service, the Lanier Trust, Mr. and Mrs. Scott, the Scott Trust, Mr. Adams and Mr. Cox, the "Reporting Persons"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Vista Eyecare, Inc. f/k/a National Vision Associates, LTD., a Georgia corporation (the "Company").

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons have acquired shares of Common Stock in order to obtain a significant investment position in the Company. Depending upon market conditions and other factors, it is the current intention of the Reporting Persons to acquire additional shares of the Common Stock. In this regard and as disclosed in Amendment No. 2 to this Schedule 13D, Mr. Lanier made a request to a representative of the Company that the Company consider amending the Company's Shareholder Rights Plan (the "Plan," as more fully discussed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 17, 1997) to permit the Reporting Persons to purchase additional shares of Common Stock in excess of 15% of the total shares outstanding without triggering the "Rights" issued under the Plan. On April 23, 1999, the Company announced that it has granted an exception under the Plan to allow the Reporting Persons to make additional purchases of its Common Stock up to 25 percent of the total shares outstanding (inclusive of those already owned by the Reporting Persons).

         The Reporting Persons, however, reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Common Stock which they now own or may hereafter acquire.

         The Reporting Persons have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company, a sale or transfer of any of the Company's assets, a change in the present Board of Directors or management of the Company, a change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or with respect to the delisting or deregistration of any of the Company's securities.

CUSIP No. 638459107                                   Page   3   of   4   Pages
          ---------                                        -----    -----

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 26, 1999

     /s/ Campbell B. Lanier, III
----------------------------------------
By: Campbell B. Lanier, III

     /s/ Jane Lanier
----------------------------------------
By: Jane Lanier

     /s/ Campbell B. Lanier, IV
----------------------------------------
By: Campbell B. Lanier, IV

ITC SERVICE COMPANY

     /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
             and Secretary

CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

     /s/ William H. Scott, III
----------------------------------------
By:      William H. Scott, III
Title:   Trustee

     /s/ William H. Scott, III
----------------------------------------
By:      William H. Scott, III

CUSIP No. 638459107                                   Page   4   of   4   Pages
          ---------                                        -----    -----

     /s/ Martha J. Scott
----------------------------------------
By:      Martha J. Scott

WILLIAM H. SCOTT, III IRREVOCABLE TRUST f/b/o MARY MARTHA SCOTT

     /s/ Martha J. Scott
----------------------------------------
By:      Martha J. Scott
Title:   Trustee

     /s/ Bryan W. Adams
----------------------------------------
By:      Bryan W. Adams

     /s/ J. Douglas Cox
----------------------------------------
By:      J. Douglas Cox

     /s/ Sandy Cox
----------------------------------------
By:      Sandy Cox